

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2013

Via E-mail
Mr. Darryl Marsch
Senior Vice President, General Counsel and Secretary
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

>   **Re: Krispy Kreme Doughnuts, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 25, 2013**
>   **File No. 001-16485**

Dear Mr. Marsch:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card), page 68

1. Please describe the potential negative consequences or risks to your company associated with adopting the Articles of Amendment to the Company's Restated Articles of Incorporation to preserve the benefits of your net operating losses and tax credit carryovers, including any impact on your liquidity or the valuation of your common stock.

2. Please describe the conditions under which the amendment will terminate, including an explanation of the defined term "Expiration Date" used therein.

3.   Please provide a brief description of the tax asset protection plan referred to in paragraph six on page 68 which will remain in effect if the amendment is not approved. Explain the objectives of the tax asset protection plan, and how and the extent to which those objectives may otherwise be achieved if the amendment is not approved by your shareholders.

4.   We note your disclosure that complex rules of constructive ownership, aggregation, segregation, combination and other ownership rules prescribed by the Code (and related regulations) are applied in determining whether a Person constitutes a five percent shareholder under the Protective Amendment. Please briefly describe the factors that must be considered in making a Section 382 "ownership change" calculation, including the impact of your repurchase of shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jacqueline Kaufman, Staff Attorney, at (202) 551- 3797, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director